VANELL, CORP.

Res. San Antonio Bk. 10, Pje. 7 N5

San Antonio Del Monte, Sonsonate,

El Salvador SV-106090030

Tel. 011-503-79511698

E-mail: vanellcorp@gmail.com

May 3, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich

Re: Vanell, Corp.

Amendment #3 to Registration Statement on Form S-1,

Filed on April 12, 2013

Filing No. 333-186282

Dear Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich:

Further to your letter dated April 29, 2013, concerning the deficiencies in Amendment #3 to Registration Statement on Form S-1 filed on April 12, 2013 we provide the following responses:

General:

1. SEC Comment: We note your revision to footnote (1) of the table on page 15, explaining that “Francisco Douglas Magana and Claudia Morales de Magana are husband and wife” and that “each is deemed to be beneficial owners of their spouses shares”. Based on this disclosure, please revise the tables on page 15 and 34 as needed.

Response: In response to this comment the company revised its disclosure on page 15 and 34 as needed:

Title of	Name and address	Amount of beneficial	Percent
Class	of beneficial owner	ownership	of class
Common	Francisco Douglas Magana	3,000,000	77.32%
Stock	President, Chief Executive Officer, Chief Financial Officer,
	Treasurer, Chief Accounting Officer, sole Director and Secretary
	Res. San Antonio Bk. 10, Pje. 7 N5 San Antonio Del Monte, Sonsonate, El Salvador, SV-106090030

Common Stock	Claudia Morales de Magana Spouse of our sole officer and director Res. San Antonio Bk. 10, Pje. 7 N5 San Antonio Del Monte, Sonsonate, El Salvador, SV-106090030	20,000	0.52%
Common	Officer and Director as a	3,020,000	77.84%
Stock	group that consists of one person	shares

Certain Relationships and Related Transactions, page 34

2. SEC Comment: We note your response to comment 2 of our comment letter dated April 11, 2013 and the related revisions you have made to your disclosure. Please revise your disclosure to include information required by Item 404(a) of Regulation S-K. For example only, please describe the transaction wherein the shares were issued to the spouse of your sole officer and director, disclose the approximate dollar value of the amount involved in the transaction with the spouse of your sole officer and director and disclose any other information regarding the transaction that is material to investors in light of the circumstances of the particular transaction.

Response: In response to this comment the company revised its disclosure to provide the information required under Item 404(a) of Regulation S-K concerning the transaction with the spouse of company’s sole director and officer, Mr. Magana, wherein she purchased our shares.

“On December 10, 2012 we issued a total of 20,000 shares of common stock to Ms. Claudia Morales de Magana, spouse of our sole officer and director Mr. Magana, for total cash proceeds of $600.”

Please direct any further comments or questions you may have to company at vanellcorp@gmail.com.

Thank you.

Sincerely,

/S/ Francisco Douglas Magana

Francisco Douglas Magana, President